Form 51-102F3
Material Change Report

For: Response Biomedical Corp.
8081 Lougheed Highway,
Burnaby, BC V5A 1W9

Date: 24 December, 2004

Date of Material Change: 20 December, 2004

News Release: Dated 20 December, 2004 released electronically, by Canada Newswire, and posted on the Company website at http://www.responsebio.com/

Material Change

Response Biomedical Signs Agency Agreement, Amends Proposed Financing

Vancouver, British Columbia, December 20, 2004 – Response Biomedical Corp. (TSX-V: RBM), today announced it has signed an agency agreement with Haywood Securities Inc. relating to the proposed best efforts private placement announced November 15, 2004. Based on the level of interest received to date, the Company has increased the upper limit of the financing from $1.5 to $3.0 million. Up to 4,000,000 Units are to be placed at a price $0.75 per Unit, each Unit consisting of one common share and two non-transferable one-half of one common share purchase warrants.

The first half-warrant has a one year term from the closing date of the private placement during which each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $1.00 per share. The second half-warrant has a two year term, during which each whole warrant shall entitle the holder thereof to purchase one common share of the Company at a price of $1.25 per share during the first year of the term or at a price of $1.50 per share during the second year of the term of the warrant.

The completion of the offering and payment of agent’s fees will be subject to certain conditions of closing, including receipt of all necessary regulatory approvals.

Contacts:	Chief Financial Officer – Robert G. Pilz
Investor Relations – Don Bradley